Exhibit 99.1

Freight Technologies Launches DODA Smart, an AI-Powered Customs Compliance Platform for Mexican Trade Operators

Automates critical DODA processes from document extraction to SAT synchronization for customs agencies, freight forwarders and cross-border carriers navigating Mexico’s 2026 Customs Law Reform

HOUSTON – April 7, 2026 – Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology-centric logistics company offering a diversified portfolio of AI software solutions designed to address key inefficiencies in the supply chain, today announced the commercial launch of DODA Smart, an AI-powered platform to automatically verify, monitor, and trace the full lifecycle management of Digital Customs Documents (“DODAs”) for customs agencies, freight forwarders, carriers, and import-exporters operating across the U.S.–México corridor. The platform is designed to synchronize automatically with the México Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) to provide real-time compliance intelligence.

Developed by Fr8Tech’s in-house AI Lab, DODA Smart is designed to help customers address new digital recordkeeping and traceability requirements associated with Mexico’s amended 2026 Customs Law Reform. DODA Smart is designed to reduce reliance on physical paper records, manual QR-code reading, fragmented document tracking, and reactive compliance workflows. It is designed to provide automated SAT synchronization and AI-assisted document verification for participants across the customs clearance chain — from the customs agency to the freight forwarder to the carrier.

DODA Smart is a natural extension of Fr8Tech’s cross-border intelligence ecosystem and fully integrates with the Company’s existing suite of solutions, completing an essential compliance layer for freight operations across the U.S.–Mexico border. The ability to manage audit-ready customs documentation at scale — quickly, efficiently and accurately — is more important than ever, as cross-border volume grows amid increased nearshoring activity. DODA Smart is a strategic differentiator for any operator moving goods across the border.

Javier Selgas, Chief Executive Officer of Freight Technologies, said, “DODA Smart is the next logical step in Fr8Tech’s mission to remove friction from every layer of cross-border trade. We built Fr8App to connect shippers and carriers. We built Zayren to eliminate pricing uncertainty. We built Fleet Rocket to automate freight execution. Now, we built DODA Smart to close the compliance gap — turning one of the most manual, error-prone processes in Mexican customs operations into an automated, auditable, and intelligence-driven workflow.”

Key features of the DODA Smart platform include:

●	Automated Document Intelligence that processes both native PDF and image-based DODA files using a combination of pattern recognition and large language model interpretation. It extracts and structures all key fields into a centralized database, eliminating manual data entry — creating clean, queryable records and enabling actionable analysis across every customs operation.

●	24/7 SAT Synchronization with automatic status updates. It provides timely visibility into every DODA’s standing without manual QR-code verification.

●	Unified Control Dashboard that consolidates all active DODAs in a single panel, enabling customs agencies to monitor their entire operation at a glance and immediately respond to status changes.

●	SAT-Integrated Document Verification that uses AI to extract and structure each DODA’s integration number, automating cross-checks against the SAT’s official registry and flagging discrepancies between submitted document data and SAT records to support proactive compliance management and to reduce compliance risk.

●	Automated Digital Audit File that generates a complete, time-stamped, traceable record — exportable and audit-ready at any time — for every customs operation supporting compliance with the 2026 Customs Law Reform’s electronic dossier requirements.

●	Low-Cost Tiered Commercial Model accessible to any participant in the cross-border trade ecosystem, from free access for up to three DODAs per day to enterprise-level subscription plans.

Umberto León Domínguez, Director of the AI Lab at Freight Technologies, said “DODA Smart was built on a simple principle: find the highest-friction point in a process and eliminate it entirely. Customs operators in Mexico have managed DODAs manually for years — time-consuming under any conditions, and now a compliance liability under the 2026 reform. DODA Smart is designed to absorb that complexity and give every operator in the chain a single, reliable source of truth. This is exactly the kind of real-world, high-stakes application our AI Lab exists to solve.”

The launch of DODA Smart expands and complements Fr8Tech’s existing AI-powered product portfolio — which includes Zayren for freight rate prediction and carrier matching, Fleet Rocket for transportation management, and Fr8Radar for real-time geolocation — with a customs compliance capability that addresses real operational risk for cross-border trade participants. DODA Smart also supports Fr8Tech’s strategy to expand recurring, subscription-based SaaS revenue across a unified platform serving the USMCA freight ecosystem.

To learn more about DODA Smart, please visit dodasmart.mx.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket, a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; Zayren, an AI-based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States; and DODA Smart, an AI-powered customs compliance platform to automatically monitor, verify and trace Digital Customs Documents (DODAs) for trade operators in Mexico. Together, each product is interconnected within a unified platform to network carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and its U.S. subsidiary Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” as filed in Fr8Tech’s other filings with the Securities and Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com